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File No. 82-34816
March 9, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL





05006678

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Restructuring of Overseas Subsidiaries (Consumer Business and Amusement Machine Sales) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category (Dated February 25, 2005)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

3/22

(Translation)

File No. 82-34816
February 25, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Restructuring of Overseas Subsidiaries (Consumer Business and Amusement Machine Sales) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on February 25, 2005, determined to transfer all of the shares of Sammy USA Corporation and Sammy Europe Limited, both of which are Sega Sammy group companies, to SEGA HOLDINGS U.S.A., Inc. and SEGA EUROPE LTD, both of which also are Saga Sammy group companies, and to sell all of the shares of Sammy Holding Co., Inc., which controls Sammy Studios, Inc., another Sega Sammy group company, to management of Sammy Holding Co., Inc., as described below:

Description

1. Purpose of the share transfers:

On October 1, 2004, the Company was established through a method of share-for-share exchange (*kyodo kabushiki iten*) as a holding company of SEGA CORPORATION and Sammy Corporation as its wholly-owned subsidiaries.

The transfer of the shares of Sammy USA Corporation to SEGA HOLDINGS U.S.A., Inc. and the transfer of the shares of Sammy Europe Limited to SEGA EUROPE LTD. will be made as part of the second phase of such business combination to restructure the operations of the Company's wholly-owned subsidiaries SEGA CORPORATION and Sammy Corporation and their respective subsidiaries by business category by March 2007.

Additionally, the Sega Sammy Group will sell the shares of Sammy Holding Co., Inc., which controls Sammy Studios, Inc. engaged in the development of home videogame software to management of Sammy Holding Co., Inc., with the aim of concentrating its resources on growth areas in its consumer business, relocating its development resources for better productivity and unifying its development and marketing strategies in the future.

2. Summaries of the parties:

(1) Sammy USA Corporation

Subsidiary to be transferred:

(1) Trade name	Sammy USA Corporation
(2) Representative	Ricardo L. Rochetti
(3) Location	901 Cambridge Drive Elk Grove Village, IL 60007 USA
(4) Date of Establishment	March 14, 1988
(5) Contents of business	Development, manufacture and sale of amusement machines in North America and South America
(6) Number of Employees	33
(7) Capital	US$3,900,000
(8) Principal shareholder and shareholding ratio	Sammy Holdings Co., Inc.: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)

Transferee of the shares:

(1) Trade name	SEGA HOLDINGS U.S.A., Inc.
(2) Representative	Hisao Oguchi
(3) Location	650 Townsend St., Suite 650, San Francisco, CA 94103-4908, USA
(4) Date of Establishment	September 25, 2002
(5) Contents of business	Holding company of enterprises in North America
(6) Number of Employee	0
(7) Capital	US$1
(8) Principal shareholder and shareholding ratio	SEGA CORPORATION: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)

(2) Sammy Europe Limited

Subsidiary to be transferred:

(1) Trade name	Sammy Europe Limited
(2) Representative	Ricardo L. Rochetti
(3) Location	First Floor, Healthaid House, Marlborough Hill, Harrow, Middlesex HA1UD, UK
(4) Date of Establishment	March 26, 2001
(5) Contents of business	Sale of home videogame software and amusement machines in Europe
(6) Number of Employee	7
(7) Capital	£1,391,660

(8) Principal shareholder and shareholding ratio	Sammy Holdings Co., Inc.: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)

Transferee of the shares:

(1) Trade name	SEGA EUROPE LTD
(2) Representative	Naoya Tsurumi
(3) Location	27 Great West Road, Brentford, Middlesex, TW8 9BW, UK
(4) Date of Establishment	February 21, 1983
(5) Contents of business	Sale of home videogame software and management of Europe CS and AM companies
(6) Number of Employee	57
(7) Capital	£302,402,575
(8) Principal shareholder and shareholding ratio	SEGA CORPORATION: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)

(3) Sammy Holding Co., Inc.

Subsidiary to be transferred:

(1) Trade name	Sammy Holding Co., Inc.
(2) Representative	John Rowe
(3) Location	6197 E1 Camino Real, Carlsbac, CA 92009, USA
(4) Date of Establishment	April 4, 2002
(5) Contents of business	Holding company to control overseas group companies
(6) Number of Employee	0
(7) Capital	US$14,751,143
(8) Principal shareholder and shareholding ratio	Sammy Corporation: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)
(9) Most Recent operating results (for the year ended March 31, 2004)	Net Sales: US$0 Ordinary income: (-) US$5 thousand

(1) Trade name	Sammy Studios, Inc.
(2) Representative	John Rowe
(3) Location	6197 E1 Camino Real, Carlsbac, CA 92009, USA
(4) Date of Establishment	April 6, 2001
(5) Contents of business	Sale and development of home videogame software
(6) Number of Employee	105
(7) Capital	US$6,500,000

(8) Principal shareholder and shareholding ratio	Sammy Corporation: 100% (Indirect shareholding ratio of SEGA SAMMY HOLDINGS INC.: 100%)
(9) Most Recent operating results (for the year ended March 31, 2004)	Net Sales: US$14,868 thousand Ordinary income: (-) US$11,451 thousand

Purchaser of the shares:

All of the shares will be sold to a company that will be invested and incorporated by Mr. John Rowe, President of Sammy Holding Co., Inc. and Sammy Studios, Inc., a 100% subsidiary of Sammy Holding Co., Inc.

3. Schedule:

February 25, 2005	Resolution of the Board of Directors of the Company
February 25, 2005 (expected)	Signing of share transfer agreements
February 25, 2005 (expected)	Date of transfer of shares of Sammy USA Corporation and Sammy Europe Limited
February 28, 2005 (expected)	Date of transfer of shares of Sammy Holding Co., Inc.

4. Future outlook:

The gain/loss on the transfers of the shares will be insignificant and have no effect on the forecast of whole-year consolidated operating results of SEGA SAMMY HOLDINGS INC. publicized on February 3, 2005.

- END -